U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

___  Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          WILLIAM F. GRIFFIN
          10938 Blue Roan Road
          Oakton  VA   22124

2.   Issuer Name and Ticket or Trading Symbol
          ELECTROSOURCE, INC.,     ELSI

3.   IRS or Social Security Number of Reporting Person
(Voluntary)
          ###-##-####

4.   Statement for Month/Year
          Year end 1997

5.   If Amendment, Date of Original (Month/Year)
          N/A

6.   Relationship of Reporting Person to Issuer (Mark all
applicable)
     Yes___    No___     Director
     Yes___    No___     10% Owner
     Yes X     No___     Officer (give title below)
     Yes___    No___     Other (specify below)

     Vice President

 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value

2.   Transaction Date (Month/Day/Year)
          N/A

3.   Transaction Code (Instruction 8)
          N/A

4.   Securities Acquired (A) or Disposed of (D) (Instructions 3,
     4 and 5):
     A.   Amount:
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:

5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year (Instructions 3 and 4):
          8,719

6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
          Direct

7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          Options to Purchase shares under the 1996 Stock Option Plan

2.   Conversion or Exercise Price of Derivative Security
          $6.93 per share

3.   Transaction Date (Month/Day/Year)
          June 25, 1997

4.   Transaction Code (Instruction 8)
          Code A - Grant or award transaction pursuant to Rule
     16b-3(c)

5.   Number of Derivative Securities Acquired(A) or Disposed of
     (D)(Instructions 3, 4 and 5):
     A.   Acquired (A):       17,500
     B.   Disposed of (D):         None

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     A.   Date Exercisable: 1/3  Annually on December 26, 1997, 1998 and 1999.
     B.   Expiration Date:       June 24, 2007

7.   Title and Amount of Underlying Securities (Instructions 3
     and 4)
     A.   Title                    Common Stock, $1.00 par value
     B.   Amount or Number of Shares    17,500 shares

8.   Price of Derivative Security (Instruction 5)
          These derivative securities were issued pursuant to the 1996 Stock Option Plan at no cost to the recipient

9.   Number of Derivative Securities Beneficially Owned at End of
     Year (Instruction 4)
          102,500

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instruction 4):
          Direct

11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

Explanation of Responses:
          None




     /s/
William F. Griffin
Date:  February 11, 1998